Exhibit 99.(a)(1)(B)

[Text of Email from Rick Brooks to Eligible Employees, dated June 22, 2009, Regarding Offer to Exchange]

On April 20, 2009, I sent you an email announcing a proposal to amend our 2005 Equity Incentive Plan to permit a one-time voluntary stock option exchange program.   I am excited to inform you that our shareholders approved this proposal at our 2009 Annual Meeting, and that we are commencing the stock option exchange program on Monday, June 22, 2009.

As mentioned in the April 20th email, we believe that equity compensation comprises an important and significant component of our total compensation.  Due to the significant decline in our stock price during the last 21 months, many employees now hold stock options with exercise prices significantly higher than the current market price of our common stock (known as “underwater” stock options).  The stock option exchange program gives eligible employees a one-time opportunity to voluntarily exchange certain outstanding underwater stock options for a lesser amount of new options that will be granted with lower exercise prices.

The attached Offer to Exchange Certain Stock Options for New Stock Options (the “Exchange Offer”), sets forth the terms and conditions of the stock option exchange program.  Before making a decision about whether or not to exchange your options, you are encouraged to carefully read the Exchange Offer and all related documents.  Below is a high-level summary of certain features of the Exchange Offer:

•                  Participation in the option exchange program is voluntary.  Zumiez management will not make a recommendation regarding whether or not you should participate in the exchange program.

•                  The option exchange program will commence at 9:00 a.m., Pacific, on June 22, 2009, and end at 1:00 p.m., Pacific, on July 21, 2009, or such later date as may apply if the Exchange Offer is extended (the “Exchange Period”).  If you elect to exchange an option grant, you must do so before 1:00 p.m., Pacific, on July 21, 2009 (or such later date as may apply if the Exchange Offer is extended).

•                  You will receive an email from Tricia Schlepp for each of your eligible stock option grants.  This email will contain a link to a website where you can make your election.  Please make a separate election through the website for each email that you receive (i.e. a separate election for each of your eligible stock option grants).    If you choose to exchange a stock option grant, you will be making an election to exchange 100% of the grant; you will not be permitted to make a partial exchange of a grant.

•                  Even if you choose not to exchange an eligible stock option grant, please indicate your decision by logging onto the website and checking the box indicating that you do not wish to exchange your eligible grant.

•                  At any time during the Exchange Period, you may revisit the website and change your election.  When the Exchange Period ends, your most recent election is binding.

•                  If you elect to exchange an eligible stock option grant, you will receive a new stock option grant with the same terms and conditions as the original grant, except that:

•                  You will receive a lesser amount of new stock options.  The number of new stock options will be determined using a one and one half-to-one ratio.  For example, if you elect to exchange an eligible grant of 150 stock options, you will receive a new grant of 100 stock options.

•                  The exercise price of the new stock options will be based on the closing price of Zumiez common stock on the last day of the Exchange Period.

•                  The new stock options will have a new four-year vesting period.  The options will vest 25% each year, on the anniversary date of the new grant date (the last day of the Exchange Period).

•                  The original ten-year contractual life of the stock options will not change.

•                  If you elect to exchange an eligible stock option grant, you will be required to sign a new stock option grant agreement, which we will deliver to you shortly after the end of the Exchange Period.

•                  If you need any information about your current grants, please access your account at www.astepsdiv.com, or call AST Equity Plan Solutions customer service at 866-665-2258 (available 8:00 a.m. to 8:00 p.m. Eastern, Monday through Friday).

The above summary is merely a high-level review and does not disclose all the specifics of the exchange program.  You are encouraged to carefully review the attached Exchange Offer and related documents, which describe in detail the terms and conditions of the exchange program.  If you have any questions regarding the exchange program, please contact Tricia Schlepp at 425 551-1529 or email at triciaschlepp@zumeiz.com or Brian Leith at 425 551-1610 or email at brianleith@zumiez.com.